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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          MICROWAVE POWER DEVICES, INC.
                            (NAME OF SUBJECT COMPANY)

                          MICROWAVE POWER DEVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    59517M103
                         (CUSIP NUMBER OF COMMON STOCK)

                                  ALFRED WEBER
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MICROWAVE POWER DEVICES, INC.
                              49 WIRELESS BOULEVARD
                         HAUPPAUGE, NEW YORK 11788-3935
                                 (631) 231-1400
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                 WITH A COPY TO

                             STEPHEN W. RUBIN, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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          This Amendment supplements and amends as Amendment No. 1 to the
Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on October 20, 2000 with the Securities and Exchange Commission (the "Schedule 14D-9") by Microwave Power Devices, Inc. (the "Company"), relating to the tender offer being made by Ericsson MPD Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated October 20, 2000, as amended (the "Schedule TO'') and filed with the Securities and Exchange Commission, to purchase all the outstanding Shares at a price of $8.70 per Share, net to the sellers in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2000, and the related Letter of Transmittal (and any amendments or supplements thereto) included in the Schedule TO. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 14D-9.

          The Company hereby amends Item 8. to the Schedule 14D-9 as herein set forth:

ITEM 8.   ADDITIONAL INFORMATION

          The second paragraph of Item 8. on page 13 to the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

          "Pursuant to the HSR Act, on October 17, 2000, Ericsson, and on October 18, 2000, the Company, filed their respective Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Ericsson. The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on November 1, 2000. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated (the "HSR Condition"). Accordingly, the HSR Condition has been satisfied."



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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          MICROWAVE POWER DEVICES, INC.




                                           By:      /s/  ALFRED WEBER
                                                -----------------------------
                                           Name:     Alfred Weber
                                           Title:   Chairman, President and
                                                    Chief Executive Officer

Dated: November 2, 2000